UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

POLOMAR HEALTH SERVICES, INC.

Full Name of Registrant

Former Name if Applicable

32866 US Hwy. 19 N

Address of Principal Executive Office (Street and Number)

Palm Harbor, FL 34684

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The Registrant expects to file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Terrence M. Tierney	(727)	425-7575
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant operates Polomar Specialty Pharmacy, a State of Florida licensed retail compounding pharmacy.

The registrant had revenues of approximately $648,321 for the twelve months ended December 31, 2025, compared to $58,824 of revenue for the twelve months ended December 31, 2024. The increase in revenues over the previous accounting period was primarily due to the contractual obligations of the registrant’s marketing partners and customers, due to an increase in fulfillment of drug prescriptions.

Operating expenses, which consisted mainly of general and administrative expenses, increased to approximately $2,206,920 for the twelve months ended December 31, 2025, from approximately $1,330,399 for the twelve months ended December 31, 2024. Operating expenses for the twelve months ended December 31, 2025, consisted mainly of legal, audit and accounting fees associated with the registrant’s SEC filings of approximately $192,130, payroll of approximately $466,342, consulting fees of $185,414 and interest expense of $150,841. In comparison, the registrant’s operating expenses for the twelve months ended December 31, 2024, consisted mainly of legal and accounting fees associated with the registrant’s SEC filings of approximately $189,675 and payroll of approximately $380,476.

The registrant recorded a net loss of approximately $1,941,860 for the twelve months ended December 31, 2025, as compared with a net loss of approximately $1,305,962 for the twelve months ended December 31, 2024, as a result of the expenses incurred and insufficient revenues generated during the period, as described further above.

POLOMAR HEALTH SERVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2026	By:	/s/ Terrence M. Tierney
Terrence M. Tierney
President and CEO